Exhibit (4)(b)(xxiii)

Classification: Confidential

31 October 2019

Private & Confidential

Ms Sarah Legg

Dear Sarah,

Non-executive Director appointment – Lloyds Banking Group plc

Further to my letter of 21 October, I can now confirm that your appointment on the terms set out in that letter will commence on 1st December, 2019. I look forward very much to having you with us.

Best regards,

/s/ Norman Blackwell